UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

Wins Finance Holdings Inc.

(Name of Issuer)

Ordinary Shares, par value $.0001 per share

(Title of Class of Securities)

G97223104

(CUSIP Number)

Jianming Hao
c/o Wins Finance Holdings Inc.
7 Times Square
37th Street
New York, New York 10036
646-480-9882

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

_______________________

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. G97223104	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Jianming Hao
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Dominican Republic
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,543,150 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,543,150 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,543,150 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON* IN

(1) Consists of (a) 708,333 shares issuable upon conversion of convertible notes owned by Bluesky LLC, of which Mr. Hao is the manager, and (b) 1,834,817 shares owned by Bluesky LLC. Bluesky LLC is owned by the Bluesky Family Trust, of which Mr. Hao is a beneficiary.

CUSIP No. G97223104	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Bluesky Family Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,543,150 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,543,150 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,543,150 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON* OO

(1) Consists of (a) 708,333 shares issuable upon conversion of convertible notes owned by Bluesky LLC, of which Mr. Hao is the manager, and (b) 1,834,817 shares owned by Bluesky LLC. Bluesky LLC is owned by the Bluesky Family Trust, of which Mr. Hao is a beneficiary.

CUSIP No. G97223104	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Bluesky LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,543,150 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,543,150 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,543,150 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON* OO

(1) Includes 708,333 shares issuable upon conversion of convertible notes owned by Bluesky LLC.

Explanatory Note

This amendment No. 1 is being filed to amend the citizenship of Mr. Jianming Hao. Mr. Hao was previously a Citizen of the People’s Republic of China and is now a citizen of the Dominican Republic.

Item 1. Security and Issuer.

This statement relates to the ordinary shares, par value $.0001 per share (“Ordinary Shares”), of Wins Finance Holdings Inc., a Cayman Islands company (the “Company”). The address of the Company's principal executive office is 7 Times Square, 37th Street, New York, New York 10036.

Item 2. Identity and Background.

(a) This Schedule 13D is filed by Mr. Jianming Hao and Bluesky LLC.

(b) Mr. Hao’s business address is c/o Wins Finance Holdings Inc., 7 Times Square, 37th Street, New York, New York 10036. Bluesky Family Trust’s business address is 10580,89 North State Street, Concord, NH 03301. Bluesky LLC’s business address is 7 Times Square, 37th Floor, New York, NY 10036, USA.

(c) Mr. Hao is the Chairman and Co-Chief Executive Officer of the Company. Bluesky Family Trust is an irrevocable family trust for the benefit of Mr. Hao and his family. Bluesky LLC is in the business of investments.

(d) During the past five years none of Mr. Hao, Bluesky Family Trust and Bluesky LLC has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years none of Mr. Hao, Bluesky Family Trust and Bluesky LLC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hao is a citizen of the Dominican Republic. Bluesky Family Trust is a family trust formed in the state of New Hampshire. Bluesky LLC is a Delaware limited liability company.

Item 3. Source and Amount of Funds and Other Consideration.

On December 16, 2015, Mr. Hao, in consideration of services rendered and to be rendered to the Company, was awarded an option to purchase 900,000 Ordinary Shares at an exercise price of $12.00 per share, of which 1/3 will vest on the one-year anniversary of the date of issuance, 1/3 will vest on the two-year anniversary of the date of issuance, and 1/3 will vest on the three-year anniversary of the date of issuance.

On December 23, 2015, Mr. Hao transferred all of the outstanding securities of Best Apex Limited to Bluesky LLC for no consideration. After the transactions that took place on December 23, 2015, Bluesky LLC owns Best Apex Limited. Mr. Hao is the Manager of Bluesky LLC and Bluesky LLC is owned by Bluesky Family Trust, of which Mr. Hao is a beneficiary. The trustee of the Bluesky Family Trust is Concord Trust Company, a state-charted trust company with a principal place of business in Concord, New Hampshire. The trustee's address is 89 North State Street, Concord, NH 03301.

On December 28, 2015, Bluesky LLC purchased an $8,500,000 promissory note from the Company. The note bears interest at 4% per year and matures on December 28, 2016. The note is convertible into the Company’s ordinary shares at a price of $12.00 per share. In connection with the issuance of the note, the Company agreed to use commercially reasonable efforts (i) to file, within 30 days after receiving a completed and executed selling stockholder questionnaire from Bluesky LLC, a resale registration statement covering the ordinary shares issuable upon conversion of the note, and (ii) to cause such registration statement to be declared effective by the Securities and Exchange Commission (a) within 120 days after the receipt of the completed and executed questionnaire if there is not a full review of the registration statement, or (b) within 150 days after the receipt of the completed and executed questionnaire if there is a full review of the registration statement. The source of the funds is investment income.

On December 30, 2015, Mild Euphoria Limited, an entity then owned and controlled by Mr. Hao, indirectly purchased 900,000 Ordinary Shares from a shareholder of the Company in a privately negotiated transaction at a price of $11.93 per share. In consideration of the Company allowing Mild Euphoria Limited to purchase these shares from the seller, Mild Euphoria Limited entered into a lock-up agreement with the Company pursuant to which Mild Euphoria Limited agreed, subject to certain limited exceptions, not to transfer any of the Ordinary Shares purchased until October 19, 2016. The source of the funds is investment income.

On December 31, 2015, Mr. Hao indirectly transferred all of the outstanding securities of Mild Euphoria Limited to Bluesky LLC for no consideration. After the transactions that took place on December 31, 2015, Bluesky LLC owns Mild Euphoria Limited.

On February 29, 2016, Mild Euphoria Limited and Best Apex Limited transferred all of their Ordinary Shares to Bluesky LLC.

Item 4. Purpose of Transaction.

The transactions reported in this Schedule 13D were engaged in for investment purposes. The reporting persons may acquire or dispose of additional securities or sell securities of the Company from time to time in the market or in private transactions. Except as discussed above, and other than pursuant to Mr. Hao’s activities as the Chairman and Co-Chief Executive Officer of the Company, the reporting persons do not have any current plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j) any similar action to those enumerated above.

Item 5. Interest in Securities of the Company.

(a) Mr. Hao is the beneficial owner of 2,543,150 Ordinary Shares, or approximately 11.4% of the Company’s outstanding Ordinary Shares. Such amount consists of (a) 708,333 shares issuable upon conversion of convertible notes owned by Bluesky LLC, of which Mr. Hao is the manager, and (b) 1,834,817 shares owned by Bluesky LLC. Bluesky LLC is owned by the Bluesky Family Trust, of which Mr. Hao is a beneficiary. This amount does not include the 900,000 shares of common stock underlying the an option granted to Mr. Hao which is not exercisable within 60 days of the date hereof.

Bluesky Family Trust is the beneficial owner of 2,543,150 Ordinary Shares, or approximately 11.4% of the Company’s outstanding Ordinary Shares. Such amount consists of (a) 708,333 shares issuable upon conversion of convertible notes owned by Bluesky LLC, of which Mr. Hao is the manager, and (b) 1,834,817 shares owned by Bluesky LLC.

Bluesky LLC is the beneficial owner of 2,543,150 Ordinary Shares, or approximately 11.4% of the Company’s outstanding Ordinary Shares. Such amount includes 708,333 shares issuable upon conversion of convertible notes owned by Bluesky LLC.

(b) Mr. Hao has sole voting and dispositive power over the Ordinary Shares beneficially owned by him. Bluesky Family Trust has sole voting and dispositive power over the Ordinary Shares beneficially owned by it. Bluesky LLC has sole voting and dispositive power over the Ordinary Shares beneficially owned by it.

(c) Other than the transactions reported in Item 3 of this Schedule 13D, the reporting persons have not effected any transactions in the Ordinary Shares in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure contained in Item 3 is incorporated into this item by reference.

The 934,817 Ordinary Shares owned by Best Apex Limited have been placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until (1) with respect to 50% of the Ordinary Shares, the earlier of October 26, 2016 and the date on which the closing price of the Ordinary Shares of common stock equals or exceeds $13.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period and (2) with respect to the remaining 50% of the Ordinary Shares, October 26, 2016, or earlier, in either case, if the Company consummates a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their shares for cash, securities or other property. During the escrow period, Best Apex Limited may not sell or transfer such Ordinary Shares except in certain limited circumstances.

Item 7. Materials to be Filed as Exhibits.

1. Escrow Agreement (incorporated by reference to Exhibit 10.3 of the registration statement on Form S-1 filed by Sino Mercury Acquisition Corp. on July 18, 2014)

2. Promissory Note dated December 28, 2015 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Sino Mercury Acquisition Corp. on January 4, 2015)

3. Subscription Agreement dated December 28, 2015, between the Company and Bluesky LLC (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Sino Mercury Acquisition Corp. on January 4, 2015)

4. Lock up Agreement dated December 30, 2015 between the Company and Mild Euphoria Limited (Previously filed)

5. Joint Filing Agreement, dated as of January 27, 2016 among the reporting persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (Previously filed)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2016

/s/ Jianming Hao
Jianming Hao

BLUESKY FAMILY TRUST

By:	/s/ Christopher Martin
Name: Christopher Martin
Title: Trustee

BLUESKY LLC

By:	/s/ Jianming Hao
Name: Jianming Hao
Title: Authorized signatory